June 1, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Translate Bio, Inc.

Amendment No. 2 to Confidential Draft Registration Statement on Form S-1

Submitted May 18, 2018

CIK No. 000-1693415

Ladies and Gentlemen:

On behalf of Translate Bio, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the common stock of the Company.

The Registration Statement is being filed in part to respond to comments contained in a letter, dated May 24, 2018 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to Ronald C. Renaud, Jr., the Company’s President and Chief Executive Officer, relating to the above referenced Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.

Our Pipeline, page 3

1.	We note the revisions to the pipeline chart in response to prior comment 1. Please revise the pipeline chart on pages 3 and 99 to reflect the pre-clinical phase and the three phases of clinical development. Please also indicate that MRT5005 is in the beginning of Phase 1 and MRT5201 is in the pre-clinical phase.

Response: In response to the Staff’s comment, the Company has revised the pipeline chart on pages 3 and 99 of the Registration Statement to reflect the pre-clinical phase and the three phases of clinical development and indicate that MRT5005 is in the beginning of Phase 1 and MRT5201 is in the pre-clinical phase.

Securities and Exchange Commission

Division of Corporation Finance

June 1, 2018

Our Programs

Lead Program for the Lung: MRT5005, page 106

2.	We note that you have initiated a phase 1/2 clinical trial for MRT5005. Please disclose the status of the trial, including whether you have enrolled any patients to date. Please also include a brief description of the clinical hold recently lifted by the FDA.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

June 1, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Susan W. Murley, Wilmer Cutler Pickering Hale and Dorr LLP

Ronald C. Renaud, Jr., Translate Bio, Inc.

Paul Burgess, Translate Bio, Inc.